Exhibit 5.2

Opinion of Mark Sustana

March 18, 2013

Lennar Corporation

700 Northwest 107th Avenue

Miami, FL 33172

Ladies and Gentlemen:

I am the General Counsel of Lennar Corporation, a Delaware corporation (the “Company”). I am providing the opinion set forth below in connection with Registration Statement File No. 333-186492 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended (the “Act”), of up to $525,000,000 aggregate principal amount of the Company’s Series B 4.750% Senior Notes due 2022 (the “New Notes”) and guarantees of the New Notes (the “Guarantees”) by wholly-owned subsidiaries of the Company (the “Guarantor Subsidiaries”), to be offered in exchange for like principal amounts of the Company’s outstanding Series A 4.750% Senior Notes due 2022 (the “Old Notes”), which were issued by the Company on October 23, 2012 and February 4, 2013 in transactions that were exempt from registration under the Act. The Old Notes were, and the New Notes will be, issued under an Indenture (the “Indenture”), dated as of October 23, 2012, among the Company, the Guarantor Subsidiaries and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”).

As General Counsel of the Company, I am generally familiar with its legal affairs and the legal affairs of its subsidiaries, including the Guarantor Subsidiaries. In addition, for purposes of rendering this opinion, I have made such investigation and examined such corporate records of the Guarantor Subsidiaries as I have deemed appropriate. In rendering my opinion, I have assumed that each party to the documents I have examined or relied upon (other than the Company and the Guarantor Subsidiaries) has the power, corporate and other, to enter into and perform all its obligations under them and I have assumed the due authorization by all requisite action, corporate and other, and due execution and the due execution and delivery by those parties of those documents and the binding effect of those documents on the parties to them other than the Company and the Guarantor Subsidiaries. I have not verified any of those assumptions.

Based upon and subject to the foregoing, and such examination of law as I have deemed appropriate, it is my opinion that when New Notes have been duly executed on behalf of the Company and authenticated by the Trustee in accordance with the terms of the Indenture, and have been issued and delivered in exchange for like principal amounts of Old Notes as described in the prospectus that forms a part of the Registration Statement, the obligations of the Guarantor Subsidiaries to guarantee the New Notes under certain circumstances will be legally issued and will constitute valid and binding obligations of the Guarantor Subsidiaries, except as may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, receivership, moratorium and similar laws of general applicability relating to or affecting the enforcement of creditors’ rights, and by general principles of equity (whether applied by a court of law or equity).

The opinion set forth above is limited to the laws of the State of New York, which is the law that governs the Indenture and the obligation of the Guarantor Subsidiaries to guarantee the New Notes under certain circumstances (the securities to which the opinion in this letter relates) and the general corporate, limited liability company or partnership statutes in the states in which the Guarantor Subsidiaries are incorporated or otherwise formed.

I consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to me in the prospectus that forms a part of the Registration Statement under the caption “Legal Matters”. In giving my consent I do not by doing so admit that I am in the category of persons whose consent is required under Section 7 of the Act.

Yours truly,

/s/ Mark Sustana

Mark Sustana

General Counsel